Filed by Noodle Kidoodle Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Commission File No.: 001-06083
Subject company: Noodle Kidoodle, Inc.


                                    For:                 NOODLE KIDOODLE, INC.

                                    Approved by:         Stewart Katz
                                                         President
                                                         (516) 677-0500 ext. 202

                                    Investor Contact:    Suzanne Rosenberg
                                                         /Kara DiCamillo
                                                         Press: Michael McMullan
                                                         /Kate Talbot
FOR IMMEDIATE RELEASE                                    Morgen-Walke Associates
---------------------                                    (212) 850-5600


     NOODLE KIDOODLE ANNOUNCES FIRST QUARTER FISCAL 2001 RESULTS -- Company
                     Obtains $50 Million Credit Facility --

        Syosset, NY, May 24, 2000 -- Noodle Kidoodle, Inc. (Nasdaq: NKID) today announced financial results for the first quarter of fiscal 2001, ended April 29, 2000.

        Sales for the first quarter and 13 weeks ended April 29, 2000 increased 5% to $24.1 million from $22.9 million for the same period last year. Same store sales for the first quarter decreased 15%. Forty-two stores were included in the Company's comparable store base at the end of the first quarter.

        The net loss from continuing operations was $2.5 million, or $0.33 per share, for the quarter ended April 29, 2000, as compared to a net loss of $1.4 million, or $0.18 per share for the prior-year period. Last year's results do not include an income tax benefit, but do include a charge of $0.3 million, or $0.04 per share for the cumulative effect of a change in accounting principle. All earnings per share figures are the same on both a basic and diluted basis.

Stanley Greenman, Chairman and Chief Executive Officer commented, "Our results for the first quarter, are in line with our previously announced estimates. The reduced availability of Beanie Babies(R) resulted in a sharp decrease in sales. Excluding Beanie Babies(R), sales in comparable stores increased by 1% in the quarter versus last year. Operating costs increased, when compared to last year, because of the additional new stores we have opened. This year's first quarter presented the most difficult comparison against last year."

        Mr. Greenman continued, "We are making good progress with plans to complete our recently announced merger with Zany Brainy and we have submitted our proxy statement to the SEC for review. The powerful combination of the two dominant companies in this niche will create a national brand and produce increased profitability as a result of the tremendous expense leverage and increased buying power resulting from the merger. We are confident that the Company's improved operating results and increased visibility will enhance our shareholders' value."

                                    - more -

NKID - First Quarter Fiscal 2001 Financial Results
5/24/00
Page 2


        Separately, the Company announced today that it has increased its credit facility with the CIT Group, Business Credit, Inc. to $50 million. The credit agreement has also been renewed for three years.

               Noodle Kidoodle is an innovative specialty retailer of children's edu-tainment products, which focus on stimulating, educational and non-violent merchandise. The Company's stores typically include more than 16,000 items featured throughout 20 in-store departments. Weekly events like sing-a-longs and storytelling, and fun and interactive play areas like the Kidoodle Corner, and Computer and Electronic Learning Centers make visiting Noodle Kidoodle fun for the whole family. Noodle Kidoodle believes that kids learn best when they're having fun, and is dedicated to expanding children's minds and helping their imaginations grow. The Company opened its first Noodle Kidoodle store in 1993 and currently operates 60 stores located in New York, New Jersey, New Hampshire, Connecticut, Texas, Oklahoma, Pennsylvania, Tennessee, Nebraska, Kansas, Florida and the Boston, Chicago and Detroit metropolitan areas. The Company also sells merchandise through its World Wide Web site located at http://www.NoodleKidoodle.com.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among other things, the competitive environment in the toy industry in general and in the Company's specific market areas, inflation, changes in costs of goods and services and economic conditions in general. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.


                               (Tables to follow)

                              NOODLE KIDOODLE, INC.

                  CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
                      (In thousands, except per share data)

                                                Thirteen      Thirteen
                                              Weeks Ended    Weeks Ended
                                                4/29/00        5/1/99
                                              -----------    -----------
Net sales                                       $24,072        $22,890

Costs and expenses:
    Cost of products sold                        15,178        13,900
    Selling and administrative                   12,695        10,103
                                                -------       -------
                                                 27,873        24,003

    Operating loss                               (3,801)       (1,113)

Interest income                                       1            80
Interest expense                                   (193)          (21)
                                                -------        ------
    Loss before income taxes and cumulative
    effect of a change in accounting principle   (3,993)       (1,054)

 Income taxes (benefit)                          (1,517)           --
                                                 ------        ------
    Loss before cumulative effect of a
    change in accounting principle               (2,476)       (1,054)

Cumulative effect of a change in
    accounting principle                             --           314
                                                -------        ------
    Net loss                                    $(2,476)      $(1,368)
                                                =======       =======
Net loss per share:
    Loss before cumulative effect of
    a change in accounting principle            $ (0.33)      $ (0.14)

Cumulative effect of a change in
    accounting principle                        $    --       $ (0.04)
                                                -------       -------
Net loss per share (basic and diluted)          $ (0.33)      $ (0.18)
                                              =========     =========
    Weighted average shares outstanding:      7,605,000     7,599,000
                                              =========     =========

Note 1: This financial information should be read in conjunction with the financial statements and notes thereto included in the Company's 10-Q for the period ending April 29, 2000 and 10-K for the period ended January 29, 2000.

Note 2: The Company has approximately $16.0 million in net operating loss carryforwards. Had the Company operated on a fully taxed basis in the quarter ended May 1, 1999, the net loss, before the cumulative effect of a change in accounting principle would have been $0.7 million, or $0.09 per share on both a basic and diluted basis.

Note 3: Due to the seasonal nature of the Company's business, results from the interim period are not necessarily indicative of the results to be expected for the fiscal year.

                              NOODLE KIDOODLE, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                         4/29/00          5/1/99
                                                         -------          ------
ASSETS:
    Cash and cash equivalents                           $     541     $    4,792
    Merchandise inventories                                34,470         25,901
    Prepaid expenses and other current assets               3,093          1,850
    Deferred income taxes                                   2,965             --
                                                        ---------     ----------
        Total current assets                               41,069         32,543

    Property, plant and equipment (net)                    28,931         23,327

    Deferred tax assets                                     4,992             --
    Other assets                                              163             27
                                                        ---------     ----------
    Total Assets                                        $  75,155     $   55,897
                                                        =========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:

    Accounts payable, accrued expenses and taxes        $  19,279     $   17,556
    Revolving loan                                          8,932             --
    Current portion of long term liabilities                   23             21
    Net liabilities of discontinued operations                 --          1,333
                                                        ---------     ----------
        Total current liabilities                          28,234         18,910

    Commitments and contingencies                              --             --
    Long term liabilities                                     684            702

    Total Stockholders' Equity                             46,237         36,285
                                                        ---------      ---------
    Total Liabilities and Stockholders' Equity          $  75,155     $   55,897
                                                        =========     ==========

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